Oncolytics Biotech® Reports Third Quarter 2024 Financial Results and Operational Highlights

BRACELET-1 data showing impressive overall survival benefit in HR+/HER2- metastatic breast cancer affirms pelareorep + paclitaxel combination should be evaluated in a registrational study

Upcoming GOBLET milestones include updated efficacy data from anal cancer cohort and safety run-in data from the modified FOLFIRINOX pancreatic cancer cohort

Cash position of $19.6 million as of September 30, 2024

Management hosting conference call and webcast today at 8:30 a.m. ET

SAN DIEGO, CA and CALGARY, AB, November 12, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced third quarter financial results and operational highlights.

Wayne Pisano, Chair of Oncolytics’ Board of Directors and Interim CEO, stated, “With positive BRACELET-1 results, we have two randomized phase two studies confirming pelareorep’s potential in HR+/HER2- metastatic breast cancer. After discussions with regulators and key opinion leaders and based on an estimated overall survival benefit of more than a year provided by pelareorep-based therapy, a registration-enabling study that is designed to support an accelerated approval is the next logical step for the development of pelareorep.” Pisano continued, “We continue to develop our gastrointestinal cancer program and look forward to presenting updated efficacy data from our anal cancer cohort and safety data from our new modified FOLFIRNOX pancreatic cancer cohort. Both of these indications represent a significant unmet medical need, and we have shown pelareorep provides the potential to meaningfully improve patient outcomes. This coming year will be critical for pelareorep, as well as for Oncolytics, and I’ve never been more confident in the potential pelareorep can deliver to cancer patients in need.”

Third Quarter Highlights

BRACELET-1 data exceeds expectations, providing clear evidence of pelareorep’s ability to improve outcomes in patients with advanced HR+/HER2- breast cancer (link to press release), demonstrating progression-free survival of 12.1 months for pelareorep + paclitaxel compared to 6.4 months for paclitaxel alone, yielding a benefit of 5.7 months. Additionally, 64% of patients treated with pelareorep + paclitaxel lived at least two years compared to only 33% of patients treated with paclitaxel alone. Overall survival could not be calculated as more than half of the pelareorep + paclitaxel patients were alive at the end of the study. Assuming the remaining patients survived only until their next planned follow-up visit, the median overall survival would have been 32.1 months, which compares favorably to the 18.2 months recorded for patients who received paclitaxel monotherapy.

Financial Highlights

•As of September 30, 2024, the Company reported $19.6 million in cash and cash equivalents. The Company has a projected cash runway through key milestones and into 2025.

•The net loss for the third quarter of 2024 was $9.5 million, compared to a net loss of $9.9 million for the third quarter of 2023. The basic and diluted loss per share was $0.12 in the third quarter of 2024, compared to a basic and diluted loss per share of $0.14 in the third quarter of 2023.

•Research and development expenses for the third quarter of 2024 were $6.8 million, compared to $5.8 million for the third quarter of 2023. The increase was primarily due to higher manufacturing expenses and clinical trial expenses.

•General and administrative expenses for the third quarter of 2024 were $3.1 million, compared with $5.2 million for the third quarter of 2023. The decrease was primarily due to lower investor relations activities and transaction costs as part of our public offering in 2023.

•Net cash used in operating activities for the nine months ended September 30, 2024 was $19.1 million, compared to $22.3 million for the nine months ended September 30, 2023. The decrease reflected non-cash working capital changes, partly offset by higher net operating activities in 2024.

Recent and Anticipated Milestones

•H1 2025: Finalize master protocol for the adaptive registration-enabling trial for pelareorep, gemcitabine, nab-paclitaxel, and atezolizumab in first-line pancreatic ductal adenocarcinoma (PDAC) with the Global Coalition for Adaptive Research (GCAR) and submit it to the FDA
•H1 2025: Safety run-in data from cohort 5 of the GOBLET study, investigating pelareorep and modified FOLFIRNOX (mFOLFIRINOX) with or without atezolizumab in newly diagnosed pancreatic cancer
•H1 2025: updated efficacy data from cohort 4 of the GOBLET study, investigating pelareorep and atezolizumab in second-line or later anal cancer
•Mid 2025: First patient enrolled in registration-enabling study evaluating pelareorep and paclitaxel in metastatic HR+/HER2- breast cancer
•H2 2025: Initial efficacy results from cohort 5 of the GOBLET study, investigating pelareorep and mFOLFIRINOX with or without atezolizumab in newly diagnosed pancreatic cancer

Webcast and Conference Call

Management will host a conference call for analysts and investors at 8:30 a.m. ET today, November 12, 2024. To access the call, please dial (888) 510-2154 (North America) or (437) 900-0527 (International), and if needed, provide Conference ID: 68336. To join the conference call without operator assistance, please click here. A live webcast of the call will also be available by clicking here or on the Investor Relations page of Oncolytics’ website, available by clicking here, and will be archived for three months. A dial-in replay will be available for one week and can be accessed by dialing (888) 660-6345 (North America) or (289) 819-1450 (International) and using replay code: 68336#.

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in thousands of Canadian dollars, except share amounts)

As at	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$ 19,598	$ 34,912
Other receivables	104	15
Prepaid expenses	2,119	3,246
Warrant derivative	1,092	—
Total current assets	22,913	38,173
Property and equipment	422	282
Right-of-use assets	927	365
Total assets	$ 24,262	$ 38,820
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 6,922	$ 3,572
Other liabilities	489	332
Lease liabilities	251	133
Warrant derivative	—	200
Total current liabilities	7,662	4,237
Contract liability	6,730	6,730
Lease liabilities	813	290
Total liabilities	15,205	11,257
Commitments
Shareholders' equity
Share capital Authorized: unlimited Issued: September 30, 2024 – 77,074,089 December 31, 2023 – 74,423,960	434,460	430,906
Contributed surplus	43,640	42,116
Accumulated other comprehensive income	653	544
Accumulated deficit	(469,696)	(446,003)
Total shareholders' equity	9,057	27,563
Total liabilities and shareholders' equity	$ 24,262	$ 38,820

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
(in thousands of Canadian dollars, except share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Expenses
Research and development	$ 6,794	$ 5,811	$ 17,095	$ 13,051
General and administrative	3,105	5,237	9,450	11,891
Loss before the following	(9,899)	(11,048)	(26,545)	(24,942)
Change in fair value of warrant derivative	229	515	1,333	439
Foreign exchange (loss) gain	(122)	310	579	(83)
Interest income, net	261	305	1,047	837
Loss before income taxes	(9,531)	(9,918)	(23,586)	(23,749)
Income tax expense	(12)	(7)	(107)	(54)
Net loss	(9,543)	(9,925)	(23,693)	(23,803)
Other comprehensive (loss) income items that may be reclassified to net loss
Translation adjustment	(69)	101	109	(7)
Net comprehensive loss	$ (9,612)	$ (9,824)	$ (23,584)	$ (23,810)

Basic and diluted loss per common share	$ (0.12)	$ (0.14)	$ (0.31)	$ (0.36)
Weighted average number of shares (basic and diluted)	77,016,848	69,803,255	76,120,580	65,565,890

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2022	$ 404,040	$ 40,051	$ 662	$ (418,251)	$ 26,502
Net loss and other comprehensive loss	—	—	(7)	(23,803)	(23,810)
Issued pursuant to stock option plan	662	(256)	—	—	406
Issued pursuant to "At the Market" Agreement	9,128	—	—	—	9,128
Issued pursuant to public offering	17,724	638	—	—	18,362
Share issue costs	(2,728)	—	—	—	(2,728)
Share-based compensation expense	—	1,158	—	—	1,158
As at September 30, 2023	$ 428,826	$ 41,591	$ 655	$ (442,054)	$ 29,018

As at December 31, 2023	$ 430,906	$ 42,116	$ 544	$ (446,003)	$ 27,563
Net loss and other comprehensive income	—	—	109	(23,693)	(23,584)
Issued pursuant to incentive share award plan	3	(3)	—	—	—
Issued pursuant to "At the Market" Agreement	4,062	—	—	—	4,062
Issued pursuant to warrant derivative exercised	71	—	—	—	71
Share issue costs	(582)	—	—	—	(582)
Share-based compensation expense	—	1,527	—	—	1,527
As at September 30, 2024	$ 434,460	$ 43,640	$ 653	$ (469,696)	$ 9,057

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands of Canadian dollars)

	Nine Months Ended September 30,
	2024	2023
Operating Activities
Net loss for the period	$ (23,693)	$ (23,803)
Depreciation - property and equipment	92	62
Depreciation - right-of-use-assets	234	234
Share-based compensation expense	1,527	1,158
Compensation warrant expenses	—	151
Interest expense on lease liabilities	99	53
Unrealized foreign exchange (gain) loss	(544)	21
Change in fair value of warrant derivative	(1,333)	(439)
Net change in non-cash working capital	4,498	239
Cash used in operating activities	(19,120)	(22,324)
Investing Activities
Acquisition of property and equipment	(233)	(5)
Maturities of marketable securities	—	20,230
Cash (used in) provided by investing activities	(233)	20,225
Financing Activities
Proceeds from exercise of stock options	—	406
Proceeds from exercise of warrant derivative	65	—
Proceeds from "At the Market" equity distribution agreement, net	3,480	8,790
Proceeds from public offering	—	21,359
Payment of lease liabilities	(248)	(303)
Cash provided by financing activities	3,297	30,252
(Decrease) increase in cash and cash equivalents	(16,056)	28,153
Cash and cash equivalents, beginning of period	34,912	11,666
Impact of foreign exchange on cash and cash equivalents	742	162
Cash and cash equivalents, end of period	$ 19,598	$ 39,981

About Oncolytics Biotech Inc.

Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic, including pelareorep’s potential in HR+/HER2- metastatic breast cancer and the estimated overall survival benefit of pelareorep-based therapy; our belief that pelareorep is poised to advance to a registration-enabling study; continued development of our gastrointestinal cancer program; our expectations regarding the presentation of efficacy and safety data from anal and pancreatic cancer cohorts; the potential market and commercial opportunities for pelareorep; our confidence in pelareorep’s potential to meaningfully improve patient outcomes; Oncolytics’ projected cash runway; our plan to conduct a registration-enabling study to assess pelareorep-based combination therapy in patients with advanced HR+/HER2- breast cancer and the anticipated timing thereof; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com